Policies with Respect to Security Investments

At the March 16, 2006, meeting of the Board of Directors ("Board") of ING Partners, Inc., the Board approved a change in sub-adviser for ING MFS Capital Opportunities Portfolio from Massachusetts Financial Services Company to Thornburg Investment Management, effective August 7, 2006. In connection with the change in sub-adviser, the Portfolio's name will change to ING Thornburg Value Portfolio and the Portfolio's principal investment strategies will be changed to allow the Portfolio to invest primarily (at least 65% of its net assets) in domestic equity securities (primarily common stocks but may also include convertible securities) selected on a value basis by the new sub-adviser.

Effective April 28, 2006, the principal investment strategies for ING American Century Small Cap Value Portfolio was changed to allow the Portfolio to invest up to 80% of its assets in securities of mid-sized companies as well as small-sized companies. The Portfolio's name was also changed to reflect the change in investment strategies to ING American Century Small-Mid Cap Value Portfolio.

Effective April 28, 2006, ING PIMCO Total Return Portfolio's non-principal investment strategies were revised to allow the Portfolio to invest in real estate investment trusts ("REITS"), warrants and total return swaps. In addition, the Portfolio was also allowed to engage in short sales other than "against the box."

Effective April 28, 2006, ING Salomon Brothers Aggressive Growth Portfolio's principal investment strategies were revised to allow the Portfolio to invest a significant portion of its assets in small- to mid-sized companies. The Portfolio's non-principal investment strategies were also revised to allow the Portfolio to invest in index-related securities that are equity equivalents.

Effective April 28, 2006, ING Van Kampen Equity and Income Portfolio's principal investment strategies were changed to allow the Portfolio to invest up to 15% of its assets in REITS.

Effective April 28, 2006, ING T. Rowe Price Diversified Mid Cap Growth Portfolio's non-principal investment strategies were revised to allow the Portfolio to invest in mortgage-related securities and total return swaps.